UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 11-K
_______________
(Mark One)
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2009.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission File Number 1-10560

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BENCHMARK ELECTRONICS, INC. 401(K) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BENCHMARK ELECTRONICS, INC.
3000 TECHNOLOGY DRIVE
ANGLETON, TEXAS 77515

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statements of Net Assets Available for Benefits as of December 30, 2009 and 2008

2.	Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2009

3.	Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 30, 2009*

EXHIBITS

23	Consent of Independent Registered Public Accounting Firm

* Other schedules required by section 2520.103-10 are omitted because they are not applicable.

i

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BENCHMARK ELECTRONICS, INC.
401(K) EMPLOYEE SAVINGS PLAN

By:	/s/ Donald F. Adam
Donald F. Adam
Chief Financial Officer of
Benchmark Electronics, Inc.

Date:	June 28, 2010

ii

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 30, 2009 and 2008

(With Independent Registered Public Accounting Firm’s Report Thereon)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 30, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2009	3

Notes to Financial Statements	4

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2009	13

Report of Independent Registered Public Accounting Firm

The Board of Directors
Benchmark Electronics, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) as of December 30, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 30, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 30, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Houston, Texas
June 28, 2010

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 30, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$131,193,211	$109,821,480

Receivables:
Employer contributions	119,391	338,354
Participant contributions	206,669	174,482
Due from trustee	713	120,289
Accrued interest	86,377	158,139
Securities sold	-	179,271
Accrued dividends	-	190,435

Total receivables	413,150	1,160,970

Total assets	131,606,361	110,982,450

Liabilities:
Due to broker for securities purchased	-	211,366
Commitment to sell company shares	-	14,167

Total liabilities	-	225,533

Net assets available for benefits at fair value	131,606,361	110,756,917

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(618,672)	2,255,602

Net assets available for benefits	$130,987,689	$113,012,519

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 30, 2009

Investment income (loss):
Interest	$1,924,330
Dividends	871,038
Net gain on investments in common / collective trust funds	23
Net gain on investments in pooled separate accounts	163,337
Net gain on investments in mutual funds	11,426,701
Net appreciation in fair value of common stock	4,344,347

18,729,776

Contributions:
Employer	3,226,208
Participant	6,574,381
Rollovers	575,847

10,376,436

Benefits paid to participants	(11,038,274)
Administrative fees	(92,768)

Net increase	17,975,170

Net assets available for benefits:
Beginning of year	113,012,519

End of year	$130,987,689

See accompanying notes to financial statements.

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 30, 2009 and 2008

(1)	Description of Plan

The following description of the Benchmark Electronics, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.

(a)	General

The Plan is a defined contribution plan covering all employees of Benchmark Electronics, Inc. (the Company) and employees of the Company’s affiliates, Benchmark Electronics California, Incorporated and Benchmark Electronics Huntsville Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective December 1, 2009, the Plan has adopted the Prudential Retirement Prototype Plan (the Prototype Plan). Prior to December 1, 2009, the Plan used the Dreyfus Non Standardized Prototype Profit Sharing Plan and Trust.

The Plan is administered by the Company and advised by the board of directors of the Company. Effective December 1, 2009, Prudential Bank & Trust, FSB is trustee of the Plan and Prudential Retirement Insurance and Annuity Company is the record keeper. Prior to December 1, 2009, Mellon Trust of New England, N.A. was trustee of the Plan and ACS HR Solutions was the record keeper.

(b)	Contributions and Investment Options

Participants may elect to make pre-tax contributions of up to 100% (in 1.0% increments) of their compensation, as defined. Participant contributions will be matched by the Company on a 100% basis, not to exceed 4.0% of a participant’s compensation (referred to as employer contributions) upon completion of one year of service. The Company may also elect to make an employer discretionary contribution to all employees employed at the end of the Plan year who have completed 1,000 hours of service during such year. The Company did not make a discretionary contribution during the 2009 Plan year. Certain Internal Revenue Service (IRS) limits may apply to both the participants’ contributions and the employers’ contributions. Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan.

Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers 14 mutual funds, Company common stock and an insurance investment contract as investment options for participants.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and employer matching contributions and an allocation of discretionary employer contributions, if any, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(d)	Vesting

Participants are immediately vested in their contributions and in employer matching contributions to the Plan plus actual earnings thereon.

(e)	Participants’ Notes Receivable

Upon application by a participant, the Plan administrator may make loans to participants not to exceed 50% of the participants’ 401(k) vested balance, with a minimum of $1,000 and a maximum of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months. Participants’ loans are to be repaid by level monthly payroll deductions of principal plus interest or may be prepaid in full or in part without penalty at any time. The interest rate is set at the prime rate plus 1%. Loan proceeds are reduced by a $75 loan processing fee.

(f)	Administrative Expenses

Administrative expenses of the Plan are paid partly by the Company and partly by the Plan. Mutual fund redemption fees and investment advisory fees paid by participants are reported in administrative fees in the accompanying statement of changes in net assets available for benefits. Expenses related to the asset management of the investment funds and recordkeeping services are paid via the expense ratios charged on the investments which reduce the investment return reported and credited to participant accounts. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments. In addition, the Company incurs certain expenses administering the Plan, which are not included in the Plan’s financial statements.

(g)	Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his/her account or an annuity with various terms and rates or rollover to another qualified plan.

While employed, a participant may make withdrawals from his or her account balance (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship.

(h)	Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so as provided by the Plan agreement.

(i)	Forfeited Accounts

At December 30, 2009 and 2008, forfeited participant’s accounts totaled $106 and $15,892. These accounts will be used to reduce future employer contributions. In 2009, employer contributions were reduced by $17,325 from forfeited participant accounts.

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(2)	Summary of Accounting Policies

(a)	Basis of Financial Statements

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation

The Plan’s investments are stated at fair value. The common stock of the Company and mutual funds are valued at their quoted market price. The investments in common/collective trust funds are valued based upon the quoted market values of the underlying assets. The estimated fair value of the investment in the Mellon Stable Value Fund is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts line item as described in paragraph (c) below. The Guaranteed Income Fund (GIF) is an evergreen group annuity contract and is valued at contract value as estimated by Prudential Retirement Insurance and Annuity Company. The GIF’s interest rates are adjusted to market semi-annually. Accordingly, the GIF contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The GIF is a fully benefit-responsive annuity contract. Participants’ notes receivable are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned. Net investment gain (loss) from mutual funds and common/collective trust funds includes interest, dividends, realized gains (losses) on sale of investments and unrealized appreciation (depreciation) in fair value of investments. Net depreciation in fair value of common stock includes realized gains (losses) on sale of common stock and unrealized appreciation (depreciation) in fair value of common stock.

(c)	Investment Contracts

The Mellon Stable Value Fund, Series I (the Stable Value Fund), which is provided as an investment option to participants in the Plan, holds fully benefit-responsive guaranteed investment contracts (GICs).

As such, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits.

The Stable Value Fund is a common/collective trust fund and generally consists of three types of investment contracts that are described in detail below:

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

Guaranteed Investment Contracts – Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The credited rate on this product will reset periodically and it will have an interest rate of not less than 0%. Fair values of GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Fixed Maturity Synthetic Guaranteed Investment Contracts – General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%. Fair values of general fixed maturity GICs are calculated using the sum of all assets’ market values provided by FT Interactive, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis. Variable synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts – Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%. Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon has engaged to provide investment services.

The existence of certain conditions can limit the ability of the Stable Value Fund to transact at book or contract value. Specifically, any event outside the normal operation of the Stable Value Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, the following:

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

•	employer-initiated events - events within the control of the Plan or the Company which would have a material and adverse impact on the Stable Value Fund;
•	employer communications designed to induce participants to transfer from the Stable Value Fund;
•	competing fund transfer or violation of equity wash or equivalent rules in place;
•	changes of qualification status of the Company or the Plan.

In general, issuers of investment contracts may terminate the contract and settle at other than contract value if the qualification status of the Company or the Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment.

(d)	Concentration of Investments

The Plan’s investment in shares of the Company’s common stock represents 8.7% and 6.6% of the Plan’s net assets as of December 30, 2009 and 2008, respectively. The Company has been in operation since 1981 and is listed on the New York Stock Exchange.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through the date the Plan financial statements were issued.

(3)	Benchmark Electronics, Inc. Common Stock

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(4)	Federal Income Tax Exemption

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Prototype Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code of 1986 (IRC) and, accordingly, are entitled to an exemption from federal income taxes under the provisions of Section 501(a). The Plan administrator believes that the Plan is designed, and is currently being operated in compliance with the appropriate IRC sections. The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 30, 2009. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

(5)	Reconciliation of Financial Statements to Form 5500

Reconciliation of the Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) reported in the financial statements to the Form 5500 as of December 30, 2009 and 2008 is as follows:

	2009	2008
Schedule H, Line 4(i) – Schedule of Assets reported per the Form 5500	$130,574,539	112,077,082
Adjustment from fair value to contract value for fully benefit-responsive contracts	618,672	(2,255,602)

Schedule H, Line 4(i) – Schedule of Assets reported in the accompanying statement	$131,193,211	109,821,480

Reconciliation of the net assets available for benefits reported in the accompanying statements to the net assets available for benefits reported per the Form 5500 as of December 30, 2009 and 2008 is as follows:

	2009	2008
Net assets available for benefits reported per the Form 5500	$130,660,916	112,373,596
Adjustment in employer contributions receivable	119,391	338,354
Adjustment in participants contributions receivable	206,669	174,482
Adjustment in due from trustee	713	126,087

Net assets available for benefits reported in the accompanying statement	$130,987,689	113,012,519

Reconciliation of the changes in net assets available for benefits reported in the accompanying statement to the net changes in net assets available for benefits reported per the Form 5500 for the year ended December 30, 2009 is as follows:

Net changes in net assets available for benefits reported per the Form 5500	$18,287,320
Adjustment in contributions from employer	(218,963)
Adjustment in contributions from participants	32,187
Adjustment in amounts due from trustee	(125,374)

Net changes in net assets available for benefits reported in the accompanying statement	$17,975,170

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

(6)	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets as of December 30, 2009 and 2008:

	2009	2008

Mellon Stable Value Fund, Series I (contract value - $41,817,782 and $47,546,172, respectively)	$42,436,454	50,775,719
Benchmark Electronics, Inc. Common Stock Fund	11,448,502	7,467,094
PIMCO Total Return Fund, Class A	10,871,357	*
Artisan Mid Cap Value Fund	10,194,568	*
Dryden S&P 500® Index Fund	9,389,930	*
Dreyfus Appreciation Fund, Inc.	9,146,195	7,464,888
American Funds Europacific Growth Fund®, Class R-4	7,728,874	*
GAMCO Westwood Balanced Fund, Class AAA	6,592,914	*
Goldman Sachs Mid Cap Value Fund	*	7,331,453
Dreyfus Intermediate Term Income Fund, Class I	*	6,508,785
Dreyfus BASIC S&P 500® Stock Index Fund	*	7,696,704

* Investment not greater than 5 percent.

(7)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by Prudential Retirement Insurance and Annuity Company and Prudential Investments LLC. These companies are all affiliated with Prudential Financial Inc. which is the parent company for Prudential Bank & Trust, FSB, the trustee. The Plan also engages in investment transactions with funds managed by The Dreyfus Corporation, Mellon Trust of New England and Mellon Institutional Funds Investment Trust. These companies are all affiliated with The Bank of New York Mellon Corporation who is the parent company for The Dreyfus Corporation and Mellon Trust of New England, N.A., the trustee prior to December 1, 2009. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and IRC.

The Plan invests in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are also exempt under ERISA.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

The Stable Value Fund includes synthetic investment contracts that are benefit-responsive and are carried at fair value totaling $42.4 million at December 30, 2009. There are no reserves against these synthetic GICs for credit risk of the contract issuer. Certain of the synthetic GICs contain limitations on contract value guarantees for liquidation other than to pay benefits. The average yield earned by the Stable Value Fund was 3.39% and 4.01% for the year ended December 30, 2009 and 2008, respectively. The average credited interest rate to the participants for the Stable Value Fund was 3.10% and 3.70% for the year ended December 30, 2009 and 2008, respectively. To calculate the yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the Stable Value Fund on that date.

The GIF earned an average yield and credited an interest rate to the participants of 3.50% and 3.20%, respectively, for the year ended December 30, 2009. The minimum crediting rate under the GIF contract is 1.50%. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The guarantee is based on Prudential’s ability to meet its financial obligations from its general assets.

(8)	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-tier fair value hierarchy of inputs is employed to determine fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). An asset of liability’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

(Continued)

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

As of December 30, 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:
	Level 1	Level 2	Level 3	Total

Mutual funds	$57,034,089	—	—	57,034,089
Common stocks	11,448,502	—	—	11,448,502
Common/collective trust funds	—	42,436,454	—	42,436,454
Guaranteed income fund	63,577	6,294,095	—	6,357,672
Pooled separate accounts	9,389,930	135,047	—	9,524,977
Participants’ notes receivable	—	—	4,391,517	4,391,517
Total investments at fair value	$77,936,098	48,865,596	4,391,517	131,193,211

As of December 30, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:
	Level 1	Level 2	Level 3	Total

Mutual funds	$46,831,840	—	—	46,831,840
Common stocks	7,467,094	—	—	7,467,094
Common/collective trust funds	—	50,775,809	—	50,775,809
Participants’ notes receivable	—	—	4,746,737	4,746,737
Total investments at fair value	$54,298,934	50,775,809	4,746,737	109,821,480

The following table provides a summary of the changes in the fair value of the Plan’s level 3 assets for the year ended December 30, 2009:
Level 3
Participants’ Notes Receivable

Balance as of December 31, 2008	$4,746,737
Issuances, payments and settlements, net	(355,220)
Balance as of December 30, 2009	$4,391,517

(Continued)

Schedule

BENCHMARK ELECTRONICS, INC.
401(k) EMPLOYEE SAVINGS PLAN

Employer Identification Number (74-2211011) - Plan Number (001)

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 30, 2009

			(e)
	(a) (b)	(c)	Current
	Identity of issuer	Description of investment	value

*	The Bank of New York Mellon Corporation	Mellon Stable Value Fund - Series I	$42,436,454

	Pacific Investment Management Company LLC	PIMCO Total Return Fund, Class A	10,871,357

	Artisan Partners Holdings LP	Artisan Mid Cap Value Fund	10,194,568

*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500® Index Fund	9,389,930

*	The Dreyfus Corporation	Dreyfus Appreciation Fund, Inc.	9,146,195

	Capital Research and Management Company	American Funds Europacific Growth Fund®, Class R-4	7,728,874

	Westwood Management Corp.	GAMCO Westwood Balanced Fund, Class AAA	6,592,914

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	6,357,672

	JPMorgan Investment Advisors Inc.	JPMorgan Small Cap Equity Fund, Select Class	5,826,236

*	Prudential Investments LLC	Prudential Jennison 20/20 Focus Fund, Class A	4,925,793

	OppenheimerFunds, Inc.	Oppenheimer Developing Markets Fund, Class A	591,108

	MFS® Investment Management	MFS® Value Fund, Class R-3	572,827

	American Century Capital Portfolios, Inc.	American Century Small Cap Value Fund, Investor Class	295,857

	Pioneer Investment Management, Inc.	Pioneer Oak Ridge Small Cap Growth Fund, Class A	156,562

*	Prudential Retirement Insurance and Annuity Company	Prudential IncomeFlex® Target EasyPath Balanced Fund	135,047

	J.P. Morgan Investment Management Inc.	JPMorgan Growth Advantage Fund, Select Class	131,798

*	Benchmark Electronics, Inc.	Benchmark Electronics, Inc. Common Stock Fund	11,448,502

*	Participants	Participants’ notes receivable (rates range from 4.25% to 9.5% at December 30, 2009)	4,391,517

			$131,193,211

Cost information omitted as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

*	Represents party-in-interest transactions.